

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2015

Christopher W. Cabrera
Chief Executive Officer
Xactly Corporation
300 Park Avenue, Suite 1700
San Jose, California 95110

> **Re: Xactly Corporation**
> **Registration Statement on Form S-1**
> **Filed May 19, 2015**
> **File No. 333-204288**

Dear Mr. Cabrera:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to our letter, dated May 13, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are in receipt of your artwork and will contact you separately with comments.

Risk Factors

Risks related to our business

"Shifts over time in the mix of sizes or types of organizations…," page 15

2.   We note your statement that the prices you charge each customer per subscriber are driven, in part, by subscriber attributes. Please disclose the subscriber attributes that impact pricing.

Business

Case Studies, page 81

3.   We note your response to prior comment 4. It appears that the percentages you provided, without more, lack context, especially in light of your statement that the number of subscribers at each of your customers ranges from tens to thousands. Please revise to provide more meaningful disclosure with respect to the increase in subscribers at DocuSign and Twitter, for example, by providing the actual number of subscribers or by describing the growth in subscribers using a limited range, such as increases by tens, hundreds or thousands.

Part II

Item 16. Exhibits and Financial Statement Schedules

Exhibit 10.9

4.   We note your response to prior comment 7. Please file the disclosure letter as a separate exhibit or as an annex to Exhibit 10.9. While we note your assertion that the disclosure letter is not a material agreement, it is material to understanding the Amended and Restated Loan and Security Agreement, as it contains all the schedules relevant to the Agreement.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Michael Coke
        Donna Petkanics
        Wilson Sonsini Goodrich & Rosati, P.C.